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                                                                  EXHIBIT (a)(9)

                          [LETTERHEAD OF EMCO LIMITED]


February 28, 2003

[NAME AND ADDRESS OF OPTION HOLDER]

Dear -:


RE: OFFER BY 2022841 ONTARIO INC., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BLACKFRIARS CORP., TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF EMCO LIMITED ("EMCO")

         We are writing to you as a holder of options ("OPTIONS") under Emco's Stock Option Plan, being Part II of Emco's 1991 Long Term Incentive Program.

         As you know, 2022841 Ontario Inc. (the "OFFEROR"), an indirect wholly-owned subsidiary of Blackfriars Corp., has made an offer (the "OFFER") to acquire all of the outstanding Common Shares of Emco at a cash price of Cdn. $16.60 per share (the "OFFER PRICE"). The Offer is open for acceptance until 8:00 p.m. (EST) on the Expiry Date (as defined in the Offer) (currently Monday, April 7, 2003, but subject to extension at the discretion of the Offeror).

         The Offer extends to the Common Shares of Emco issuable upon the exercise of your Options (the "OPTIONED SHARES"). A copy of the Offer accompanies this letter.

         According to Emco's records, you hold Options to purchase the number of Optioned Shares specified in the attached Schedule "A".

         The Board of Directors of Emco has passed a resolution which (i) vests all outstanding Options immediately, and (ii) PROVIDES THAT ALL OPTIONS MUST BE EXERCISED ON OR BEFORE THE EXPIRY DATE, FAILING WHICH THEY WILL LAPSE AND BE CANCELLED, all conditional upon the Offeror taking up and paying for the Common Shares of Emco pursuant to the Offer.

         Emco has agreed to put into place certain arrangements which will facilitate your participation in the Offer in respect of any or all of your Optioned Shares, without any requirement for you to fund the option exercise price of your Options. If you wish to participate in these arrangements, you should complete and sign the Notice of Acceptance accompanying this letter and deliver it to Emco at 620 Richmond Street, London, Ontario, N6A 5J9, Fax No.:
(519) 645-2870, Attention: Wayne Lawrence, by personal delivery, courier or fax, by no later than the Expiry Date.

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         By signing the Notice of Acceptance in respect of any or all of your
Options, you elect, in lieu of exercising such Options in accordance with their terms, to transfer such Options to Emco in exchange for Emco paying you the "in-the-money" value of such Options in cash (net of any applicable withholding taxes), conditional upon the Offeror taking up and paying for the Common Shares of Emco pursuant to the Offer.

         In other words, you will receive payment of an amount equal to the difference between the Offer Price and the option exercise price of such Options (net of any applicable withholding taxes).

         If the Offeror does not acquire any Emco Common Shares under the Offer, the above election will have no effect and your Options will remain valid and outstanding, exercisable in accordance with their original terms.

         You may use the Notice of Acceptance to elect to participate in these arrangements in respect of all or any part of your Optioned Shares. You also have the choice of dealing with your Options in accordance with their terms.

         The Board of Directors of Emco recommends that you accept the Offer, both in respect of your "in-the-money" Optioned Shares and in respect of any other Common Shares of Emco you may own. However, the decision to accept the Offer is your own.

         If you do not wish to accept the Offer, do not complete the Notice of Acceptance accompanying this letter. As noted above, however, the Options will lapse and be cancelled if they have not been exercised on or before the Expiry Date, provided the Offeror takes up and pays for Emco Common Shares pursuant to the Offer.

         You may also have received another somewhat similar package of documents from Computershare Trust Company of Canada in respect of the Offer. Please note that the Notice of Acceptance enclosed with this letter (and NOT the documents received from Computershare Trust Company of Canada) should be used by you for your Optioned Shares if you wish to be paid their "in-the-money" value as described in this letter.

         TAX CONSEQUENCES

         CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         Under the Income Tax Act (Canada) and the regulations thereto, upon the transfer of your Options to Emco and the payment by Emco to you of the "in-the-money" value of such Options as described in this letter, you will be deemed to receive a taxable benefit that will be included in your income from employment. This benefit will be equal to the difference between the Cdn. $16.60 Offer Price and the option exercise price of your Options. You will be allowed to deduct 50% of the benefit in computing your taxable income. Effectively, only 50% of the benefit will be taxed. Any payment made to you will be subject to any applicable withholding taxes required by law.

         UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         If you are a citizen or a resident of the United States, under the Internal Revenue Code, upon the transfer of your Options to Emco and the payment by Emco to you of the "in-the-money" value of such Options as described in this letter, you will be treated as receiving income in connection with the performance of services equal to the excess of the Offer Price over the option exercise price of your Options. Such amount will be included in your gross

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income as ordinary income for United States federal income tax purposes and also may be subject to state and local taxes. Any payment made to you may be subject to the withholding of federal, state and local income and employment taxes.

         SERVICES PERFORMED IN ANOTHER COUNTRY

         If you are a resident of Canada who has received Options in connection with the performance of services in the United States or a resident of the United States who has received Options in connection with the performance of services in Canada, you may be subject to taxation in both Canada and the United States. You should consult your tax adviser concerning such taxation and the possible application of foreign tax credits and benefits available under the United States - Canada Income Tax Treaty.

         These summaries are of a general nature only and are not intended to constitute, nor should they be construed to constitute, legal or tax advice to any particular holder of Options of the consequences of the Offer.

         If you have any questions, please contact the writer at (519) 645-3924.


Yours truly,

EMCO LIMITED



By: /s/ Wayne Lawrence

Wayne Lawrence
Assistant Treasurer



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                                  SCHEDULE "A"

                                  OPTIONS HELD


NAME OF OPTION HOLDER:              -


           NUMBER OF OPTIONED SHARES        OPTION EXERCISE PRICE(s)

                             -                                      -